

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Alicia Dietzen, Esq.
General Counsel
KnowBe4, Inc.
33 N. Garden Ave, Ste 1200
Clearwater, FL 33755

> **Re: KnowBe4, Inc.**
> **Schedule 13E-3 filed November 14, 2022**
> **File No. 005-92503**
> **Preliminary Proxy Statement on Schedule 14A filed November 14, 2022**
> **File No. 001-40351**

Dear Alicia Dietzen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed November 14, 2022

Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board, page 44

1. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the proxy statement to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Board's fairness determination.

General

2. We note that the registrant has applied for confidential treatment of certain information

contained in exhibits (c)(ii) through (c)(vii). Any comments related to the registrant's request for confidential treatment will be delivered under separate cover.

3. Disclosure throughout the proxy statement indicates that "the KnowBe4 Board, acting upon the recommendation of the Special Committee…determined that…the Merger is…fair to and in the best interests of KnowBe4 and its stockholders, including the Unaffiliated Stockholders." The term "Unaffiliated Stockholders" does not appear to exclude from its definition holders of KnowBe4 common stock that are directors of KnowBe4, other than those directors who are affiliates of KKR & Co. and Elephant Funds. Please note that the staff considers directors of KnowBe4 to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "Unaffiliated Stockholders" includes any holders of KnowBe4 common stock who are directors of KnowBe4 or its affiliates and not otherwise affiliated with KKR & Co. and Elephant Funds or their affiliates. Disclosure regarding the Board's fairness determination with respect to the phrase "Unaffiliated Stockholders," as opposed to unaffiliated holders of shares of KnowBe4 common stock, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 4, which appears to be the only instance in the proxy statement where the disclosure states that "the KnowBe4 Board believes that the Merger is fair to KnowBe4 and the 'unaffiliated security holders' as defined in Rule 13e-3 under the Exchange Act."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Megan Baier